Exhibit 21

                                  Subsidiaries

Consolidated Energy, Inc. has the following wholly-owned subsidiaries:

    1. Eastern Consolidated Energy, Inc., a Kentucky corporation

    2. CEI Holdings, Inc., a Nevada corporation

    3. Consolidated Oil and Gas, Inc., a Kentucky corporation

Eastern is a wholly-owned operating subsidiary. CEI Holdings is a wholly-owned non-operating subsidiary. Consolidated Oil and Gas is a wholly-owned operating subsidiary.